Exhibit 99.1

News Release

Stantec Publishes Its 7th Annual Sustainability Report
Details environmental, social, and economic performance and targets

EDMONTON, AB; NEW YORK, NY (May 12, 2014) TSX, NYSE: STN

North American design firm Stantec has published its 2013 Sustainability Report, addressing its commitments to and performance in priority areas, including environmental efficiencies, community investment, diversity, and health and safety. The report also outlines Stantec’s continuing progress in providing environmentally responsive solutions for clients and the communities its employees work in and live in.

The 7th annual report details Stantec’s environmental efficiency performance in key operational areas: energy use, greenhouse gas (GHG) emissions, waste generation, and paper use. With more than 200 offices across diverse geographies, Stantec has set forth new 2017 corporate reduction targets for energy, GHG emissions, waste, and paper. The report also documents Stantec’s drive to deliver client solutions in sustainable infrastructure, climate change mitigation and adaptation, and sustainable building design.

“Our promise to design with community in mind is strongly aligned with our commitment to responsible and profitable operations, the well-being of our employees, and the environmental integrity of our communities,” says Bob Gomes, Stantec’s president and chief executive officer. “This report reflects our Company-wide dedication to transparency, rigorous measurement, and improvement.”

Report highlights for 2013: More than 50 Stantec employees were credentialed by the Institute for Sustainable Infrastructure, more than 1% of pre-tax profits were donated to charity, and more than 4,000 employee volunteers pitched in during Stantec in the Community Day.

The report also details some notable recognitions for the firm—being ranked on the Canadian Carbon Disclosure Leadership Index for the 4th year in a row, placing in the top tier of Engineering News-Record’s Green Design Firms, and retaining its position as one of Canada’s Greenest Employers for the 4th consecutive year.

The 2013 Sustainability Report was prepared in accordance with the newly issued and internationally recognized G4 framework, which is developed by the Global Reporting Initiative (GRI). The report is available on the Stantec website at www.stantec.com/sustainability.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 employees working in over 200 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Media Contact Marti Mueller Stantec Media Relations Ph: (585) 319-3052 marti.mueller@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com

Design with community in mind